Cabbacis Inc
3193 Buffalo Avenue, Unit 1

Niagara Falls, New York 14303

716-320-5525

May 30, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cabbacis Inc (the “Company”) (CIK No. 1987010)
Offering Statement on Form 1-A
File No. 024-12621

Ladies and Gentlemen:

On behalf of the Company, I hereby request qualification of the above referenced Offering Statement at 9:00am ET on June 3, 2025, or as soon as thereafter practicable.

The Company understands that the Commission will consider this request for qualification of the Offering Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Offering Statement.

Very truly yours,

Cabbacis Inc

By:	/s/ Joseph Pandolfino
Name:	Joseph Pandolfino
Title:	Chairman and Chief Executive Officer